Peak Appoints Michael Pesner, CPA, CA to Its Board of Directors

Montreal, Quebec--(Newsfile Corp. - August 14, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) (OTCQB: PKKFD) ("Peak" or the "Company") today announced that it has added former KPMG Partner Michael Pesner to its Board of Directors.

Mr. Pesner is currently President of Hermitage Canada Finance Inc., a company he founded in 2002 that provides financial advisory, mergers and acquisitions as well as financial advisory services to public and private corporations in diverse industries. Prior to that, he spent 26 years at KPMG and predecessor firms where he accumulated a considerable amount of experience in financial management, corporate governance, and investment banking, including M&A transactions as well as debt and equity financing.

His past and present directorship experience includes KPMG, David's Tea, Fonds Régional de Montréal, FTQ, Well.ca, Le Château, SAQ (Société des alcools du Québec) and Wallbridge Mining to name just a few. His roles in various capacities including Lead Director, Audit Committee Chair, and Governance Committee Chair at such high-profile organizations earned him the distinction of being named as one of Quebec's Top 10 Corporate Directors in Montreal's Les Affaires newspaper.

"Peak has tremendous potential and I'm excited to join the Board to help the Company achieve its goals," commented Mr. Pesner.

Michael Pesner is a CPA, CA and holds a Bachelor's Degree in Commerce (Finance and Administration) from McGill University and a Bachelor of Arts from Concordia University.

Granting of Stock Options

Pursuant to the appointment, Peak issued 500,000 stock options to Mr. Pesner with an option to issue an additional 250,000 performance-based options, should Mr. Pesner help the Company attain certain milestones. The options are good for 5 years, vest over a 2-year period and have an exercise price of $0.225.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning
Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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